SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 18, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Topic	Presenter

Introduction and Brasil Telecom strategy review	Ricardo Knoepfelmacher

Business operations	Francisco Santiago
• Fixed voice
• IP (DSL and Internet businesses)
• Data
• Mobile

Regulatory challenges	Luiz Perrone

Operating effectiveness and financials	Charles Putz

Transition safely held

Auditing processes moving – first results already presented

Concerns about OpEx

• We found expenses growing (above 14% up to September, excluding the mobile business)

New business plan developed focuses on concerns

• Total revenue slightly growing – fixed voice erosion compensation with other growth engines

• Interrupted growth trend of expenses

Strategic directions established

• Strategic guidelines approved by controlling shareholders

• Operating cost reduction and 2006 budget approved

• Integration of fixed and mobile sales forces • Launch of new products: VoIP phone, multi-conference, “Pula-Pula” improvements and Brasil Virtual Net

• Signature of concession contracts • “Social Phone/AICE”

• “Open Channel” program successfully released • Revision of organizational structure

• Corporate Governance Officer position created • Commitment with transparency

• Integration of network and IT operations concluded • Revision and reduction of CAPEX and cost structure being implemented

• Integration of ISPs in progress

• Bid processes for major supply categories in progress • Revision of purchase organization and processes

• Initial diagnosis yielded important results • Filing of complaint at CVM

• Mapping and managing of litigations related to the company

Source: Brasil Telecom; BCG analysis

Fonte: Brasil Telecom; Análise BCG

Brasil Telecom Fixed Voice Net Revenues

Source: Brasil Telecom

(1) Selected countries are Austria; Belgium; Denmark; Finland; France; Germany; Italy; Netherlands; Portugal; Spain; Sweden; Switzerland; UK; USA (except for minutes per line).
Source: InfoCom; BCG analysis

Source: PNAD

Excess pulses decline – break-down of drivers

(1) Other include mobile pre-paid. economic and customer behavioral effect. etc.
Source: Brasil Telecom.

Total vs. Consistent Voice Revenues

Source: Brasil Telecom

Mitigate fixed lines erosion	• Low income offers • 2nd line offer • More aggressive retention strategy • Pro-active retention – churn forecast model

Mitigate traffic erosion	• Minute plans • Flat fee offers • Traffic incentives • Cordless project

Defend high value customers	• Clustered bundled offers

Defend / grow corporate customers	• Win-back initiatives

Attack and consolidate LD market	• Minute plans • Traffic campaigns

(1) Example of real offer launched before the clustering model. Model will facilitate and speed up creation of customized offers to customers.
Source: Brasil Telecom

Lines in service	• Increased demand for low income terminals • Mobile substitution driving lower overall demand • Compensation effect of initiatives to mitigate terminals’ erosion

Local revenue	• Stable prices driven by low tariff adjustment (deflation in 2nd semester of 2005) • Lower MoU due to mobile substitution and dial-up - broadband substitution

LD revenue	• Lower MoU due to mobile substitution • Increasing competitive pressures • Increasing market share in inter-regional DLD and ILD

F-M revenue	• Stable to slightly growing traffic relative to 2005 • Stable market share

Interconnection	• Decrease in fixed interconnection rates • Termination of transportation agreements in mobile operators in Region II

Total fixed voice revenue	• Overall revenue decline

Brasil Telecom IP Net Revenues

Source: Brasil Telecom

(1) Estimated PC penetration for Brazil of 18% in 2005 and 23% for 2008

Source: Brasil Telecom 3Q-05 figures

Optimize DSL profitability	• Product upselling initiatives (up to 30% success rates) • Manage growth based on segmented approach

Structure targeted VoIP offer	• Launch VoipFone offer selectively

Explore options to increase scale in services and content development	• Maximize synergies amongst ISP

Monetize IP relationships with residential customers	• Develop new products and services and gradually test the market (small bets)

DSL accesses	• 30% to 40% of DSL subscribers’ growth

DSL ARPU	• Slight growth expected due to upselling initiatives and segmented customer approach

ISP clients	• Stabilization of dial up traffic – broadband migration compensated by new users for dial up • More focus on ISP broadband subscribers

IP total revenue	• Significant revenue growth expected

Brasil Telecom Corporate Data Net Revenues

Source: Brasil Telecom

Evolution of Corporate data communication revenues evolution in Brazil

Fonte: Brasil Telecom; Press Releases; IDC

Corporate data market in Region II

Note: SOW = Share of wallet
Source: Annual reports; Brasil Telecom and BCG analysis and estimates

85% of churn(1) come from clients with no more than 2 products

(1) Clients that had revenue in 2005 and didn’t have data revenue in July. August and September 2005
Source: Brasil Telecom; BCG Analysis

Source: Marketing BRT. BCG analysis

SoW growth in SMEs	• Expansion in SME market with convergent offers • Approach based on client value potential

Retention in corporate and government clients	• Leveraging cross selling mapping, outsourcing & VAS

Pricing realization through customized approach	• Refine pricing intelligence platform – data collection, analysis and feedback • Segmented offers

Market size	• Market growing, but less accelerated than 2005 • Major growth coming from IP VPN and dedicated IP • Slight decrease in dedicated lines and frame-relay

Market share	• Corporate and government clients retention • Growth in SME

Prices	• Higher competitive pressures than in 2005 • Continued shift towards advanced services minimizing price pressures

Total Corporate data revenues	• Lower growth than in 2005

Brasil Telecom Mobile Net Revenues

Source: Brasil Telecom

(1) Accesses per 100 inhabitants – Oct-05
Source: Atlas do mercado de telecomunicações do Brasil 2005; Anatel; IPC 2005

(1) Values do not include marginal market share of other players Source: Company estimates.

Fontes: Merrill Lynch, Global Mobile Report

Source: Brasil Telecom estimates

Source: Brasil Telecom estimates

Aggressive growth in high value customers	• Leverage customer relationships to attract high value customers • Grow market share and penetrate corporate market

Achieve critical scale	• Capture profitable pre-paid customers

Maintain average customer life time value	• Monitor and manage value drivers to acquire customers with positive life time value

Grow with adequate CapEx	• Staggered CapEx on network expansion to reduce risk • Optimize and prioritize expenditures

Market size	• Slower growth for 2006 due to penetration saturation (17% growth in 2006 versus 34% in 2005)

Subscribers	• Expected 2006 market share of 11% versus 8.5% for 2005 • Increase market share in post-paid above pre-paid in 2006 • Expected subscriber base of 3 million by the end of 2006

Mix	• Maintain post-paid mix above competition

SAC	• R$200 expected in 2006 versus R$220 in 2005, mainly due to cost reductions in marketing and subsidies

Churn	• Maintenance of churn below market average

ARPU	• Average expected ARPU of R$28

Revenue	• Significant revenue growth

EBITDA	• Margin improvement due to emphasis on profitability • Breakeven expected in first quarter of 2007

• Pulse-minute conversion • Universal services and quality obligations • Lower fixed interconnection rate • New productivity factor • New tariff readjustment index (IST) • Low income fixed lines

• Number portability • Resale • MVNO • Mobile interconnection

Note: Benchmark data from 2004; PPP adjustment realized via Big Mac index calculated by The Economist. For European countries. Itcx tariffs are for Single Transit
Source: European commission: European Electronic Communications Regulation and Markets 2004; COFETEL; The Economist

•	Ensure positive margins for F-M traffic
•	Minimize the gap between Brazilian context and international reference(1)

•	Work proactively with regulator to explore economically viable solutions to increase universalization of services and quality

•	Ensure market viability in fixed resale and MVNO – avoid value destruction for infrastructure based players

•	Shape regulatory environment in the future to create new opportunities

(1) Average mobile interconnection in international references is ~25% lower than Brazil’s level
Source: European Electronic Communications Regulation and Markets 2004

Total revenue	• Slight growth – increase in corporate data, IP and mobile offset by decline in fixed voice

Operating costs	• Slight increase – mitigate cost pressure

EBITDA margin	• EBITDA margin expected to be stable or slightly lower, already considering the negative impact of mobile operation below 5 p.p.

CapEx	• Increased CapEx due to regulatory requirements

Capital structure	• Slight increase in debt to reduce WACC

Fixed voice	• Local, LD and interconnection revenues decreasing • F-M revenues stable to slight increase

IP	• 30% to 40% of DSL subscribers’ growth expected in 2006 • Stabilization in dial up traffic • More focus on ISP broadband subscribers

Corporate data	• Growth with emphasis in SMEs • Shift in mix minimizes price pressure

Mobile	• Expected subscriber base of 3 million by end of 2006 • Significant revenue growth expected in 2006

Total revenues	• Fixed voice decline compensated by other businesses growth • Slight overall revenue growth expected relative to 2005 levels

Operational Costs and Expenses for Brasil Telecom

Source: Brasil Telecom analysis

Evolution of contract volumes in R$M

Interconnection	• Reduction in fixed interconnection costs • Market share growth in mobile business

Third parties	• Contracts renewed in August 2005 • Contracts readjustment triggers • Call center expansion for mobile and broadband growth

Personnel	• Salary adjustments following union negotiations • New hires during 2005

Bad debt	• Slight increase of bad debt

Other	• Lower level of other operating revenues • Higher demand for national and international circuits

Total operating expenses	• Stable or slightly higher than 2005 levels without non recurring items

CapEx Evolution – 1998 to 2006e (R$B)

(1) Investments include CRT acquisition (R$1.4B) (2) Companies acquisition of R$476M
Source: BrT network management; BrT IT management; BrT finance department

• •	Minimizing fixed voice erosion Growing profitably in other businesses

•	Optimizing expenditures
•	Investigating potential for savings
•	Renegotiating contracts

•	Minimizing regulatory CapEx
•	Imposing disciplined approach to cash management
•	Focusing on growth engines

•	Optimize capital structure to reduce WACC
•	Maintain conservative liquidity levels

•	Respecting statutory obligations
•	Prioritizing shareholder value creation
•	Optimizing tax planning (interest on shareholder equity)

This document contains forward -looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates. " "believes. " "estimates. " "expects. " "forecasts. " "intends. " "plans. " "predicts. " "projects" and "aims" . as well as other similar words. are intended to identify those forward -looking statements. which obviously involve risks or uncertainties predicted or not by the Company. Accordingly. the future results of the Company’s operations may differ from the current expectations. and the reader should not rely exclusively on these forward -looking statements. Forward -looking statements speak only as of the date they are made. and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer